Filed by Silicon Valley Acquisition Corp.

(Commission File No. 001- 43030)

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: EigenQ Inc.

Set forth below is an internal company communication to employees and certain independent contractors of EigenQ via email on June 17, 2026 in connection with the proposed Business Combination:

From: Dr. José R. Rosas-Bustos

To: All Employees

Date: June 17, 2026

Time: 7:01am ET (1 minute post release)

Subject: EigenQ to Become a Publicly Listed Company, Through Merger with Silicon Valley Acquisition Corp.

Importance: High

Dear EigenQ team,

This morning, we announced that EigenQ is set to become a publicly listed company through a merger with Silicon Valley Acquisition Corp. (Nasdaq: SVAQ). This marks a defining milestone in our journey. It reflects the strength of the company we have built, the rapid progress we have made and positions us for even more success stories in the future.

I want to sincerely thank every one of you for your contribution to our journey so far and for the trust and hard work you have put into EigenQ. With this move we are more strongly positioned than ever. We will continue to commercialize world-leading hardware secured security, build great products, and make our customers happy!

We have decided to take this step because it sets us up for long-term success. Being a public company will provide access to more capital to achieve our goals and accelerate our progress. It also makes us more visible in the markets, which supports our commercial efforts and partnership approaches. Finally, it allows more flexibility to run corporate development efforts.

We have carefully evaluated the SPAC combination route and have chosen to merge with SVAQ because of the strong and relevant expertise of their team. They have deep experience working with high growth companies to help them scale, develop their commercial success and pursue strategic opportunities. They have spent significant time evaluating the different compute and quantum modalities and are strong believers that our hardware rooted infrastructure solutions are critical to assuring digital security in a post-quantum world. Selecting EigenQ as the target company is a testament to the credibility and value of our team, technology, and market leadership.

The business combination values EigenQ at an approximate $3.0 billion enterprise valuation, which is an incredible achievement and validation of our technology and business model. You can read more about the transaction in our press release https://www.prnewswire.com/news-releases/eigenq-and-silicon-valley-acquisition-corp-announce-definitive-business-combination-agreement-to-create-a-publicly-traded-quantum-technology-company-302802896.html?tc=eml_cleartime.

While this is a great moment of success, becoming a public company will also require greater discipline, accountability, and precision from all of us, and I know we are ready for that. This is a significant development for you as an employee, and I aim to address many of your questions in an All-hands meeting today at 3pm EST.

Going forward, it is imperative that our external communications are accurate, consistent and aligned with our vision, values and strategy - while fully compliant with applicable securities laws and regulations.

I therefore ask all of you to adhere to the following:

1.	General:

a.	The U.S. Securities and Exchange Commission (SEC) has strict guidelines governing the sharing of information. To avoid delays or any other repercussions that might be imposed if we do not adhere to these rules, we must avoid speaking publicly about any confidential, non-public information, including this process, our business metrics, and our financials.

b.	Employees cannot give investment recommendations related to financial instruments of SVAQ, including any of their derivative instruments.

c.	To avoid the appearance of impropriety or illegal trading, employees cannot trade shares and other financial instruments of SVAQ, including any derivative instruments (e.g., options).

d.	Market manipulation and insider trading are crimes under applicable securities laws. The consequences of violating insider trading laws are severe and could include fines and imprisonment. We will have mandatory training on these topics in the future, but in the meantime, please comply with the above rules.

e.	Employees can continue regular business communication consistent with past practices, but reference should not be made to the business combination, SVAQ, EigenQ’s future, financial performance, prospects, new products, or development of products.

f.	We recognize that moments of transition can bring both excitement and uncertainty. If you need support, please reach out to your people manager or the People & Culture team.

2.	Contacts:

For more specific guidance, please reach out to the following:

a.	Employees should not respond to any investor inquiries. All transaction, investor, investment and shareholder related inquiries must immediately be forwarded to ir@eigenQ.com

b.	All requests for information and interviews from the media must be directed to press@eigenQ.com

c.	Any inquiries from, or related to, customers and partners, send to info@eigenQ.com

d.	Any inquiries from former employees must be sent to people@eigenQ.com

e.	If you are unsure of whether a communication or post can be made, employees should contact legal@eigenQ.com

3.	Resources:

a. Press Release https://www.prnewswire.com/news-releases/eigenq-and-silicon-valley-acquisition-corp-announce-definitive-business-combination-agreement-to-create-a-publicly-traded-quantum-technology-company-302802896.html?tc=eml_cleartime

Finally, I wanted to take this opportunity to thank you all sincerely for your trust, collaboration, and ambition. United by these shared values and a common vision, we have pushed the boundaries of what was thought possible and built. I couldn’t be more excited about the journey ahead for all of us.

I’m so proud of you all for all your commitment, resilience and relentlessness. What we’ve built is real. What comes next is even bigger…

Best,

Dr. José R. Rosas-Bustos Chief Executive Officer EigenQ

Set forth below is an internal Frequent Asked Questions & Answers (FAQs) shared by EigenQ with its employees and certain independent contractors on June 17, 2026 in connection with the proposed Business Combination:

EigenQ is going public: Employee FAQs

1.	What is the announcement?

EigenQ is going public. We’ve entered into a definitive agreement to merge with Silicon Valley Acquisition Corp. (Nasdaq: SVAQ) (“SVAC”), which is listed on Nasdaq. This is one of the biggest milestones in EigenQ’s history. The transaction is subject to U.S. Securities and Exchange Commission (“SEC”) review and shareholder approvals, which we expect to take several months. Until then, EigenQ continues to operate exactly as it does today.

2.	Who is Silicon Valley Acquisition Corp (SVAC)?

SVAC is a publicly traded Special Purpose Acquisition Company, or a SPAC, the financial vehicle that we’re using to enter the public markets. SPACs are listed shell companies that merge with a private company to create a publicly traded entity. Once the merger closes, the SVAC’s name will be replaced with EigenQ on the stock exchange. A SPAC is just an alternative path to raise capital and obtain access to the public capital markets, rather than a traditional initial public offering.

3.	Why SVAC?

SVAC looked at many quantum related companies and ultimately chose us. The SVAC team evaluated multiple approaches across the industry before selecting EigenQ as their partner. The fact that they picked our model, such as hardware-rooted, quantum-safe infrastructure solutions, is meaningful external validation from people who understand the space and had every option available to them. SVAC offers more than just a public listing; they provide a specialized bridge to the capital markets led by a team that already possesses the deep experience in helping companies scale successfully.

4.	What happens next?

SEC review, shareholder approvals, and standard governance steps, which is a process that typically takes a few months. During this period, EigenQ will continue to operate as normal. We keep building, shipping, and serving customers. Updates will be made through All-Hands meetings and direct communications as milestones are hit. While we will need to adhere to securities laws, we’ll continue to share updates with you.

5.	What does this transaction mean for EigenQ?

The expected access to capital, assuming the transaction closes, is intended to help to fund our commercial roadmap properly rather than seeking incremental financing round-by-round. It means we can scale technology and operations without one eye on the next fundraise. It also means greater accountability: public companies report transparently, operate to a higher standard, and do what they say they’ll do.

6.	When will I know more about my equity?

Details on employee equity, such as option treatment, mechanics, timelines, will be covered at a future point in time. For your specific situation, contact your Human Resources representative or legal.

7.	Is there a lock-up period once we are public?

Yes. Lock-ups are standard for equity holders (e.g., employees who hold shares) after a public listing. This means that there’s a defined period post-listing during which you cannot sell shares. The specific terms will be communicated before close. The point isn’t to create friction — it’s to protect everyone, including you, from the volatility of a newly listed stock.

8.	When can I sell my shares?

If vested, shares may be sold after the lock-up period expires and subject to standard securities rules, including no trading on inside information, blackout periods around earnings releases, and so on. The specifics will be shared before close. Don’t plan around a particular date until Legal confirms the terms. When the time comes, it will be clear, and you’ll have the information you need to make smart decisions.

9.	How does this impact my job?

There is no immediate change to your day-to-day role. Show up, do great work, keep your commitments. The transaction runs in parallel with the business. If anything, the capital that comes with a public listing makes your work easier over time, not harder.

10.	What if a customer or vendor contacts me?

Your relationships haven’t changed. If customers or vendors discuss the announcement, you can say you’re excited about EigenQ’s next chapter, and refer any specific questions about the transaction to info@EigenQ.com. What you cannot do is speculate about deal terms, valuation, timelines, or financials or any other confidential information about the transaction.

11.	Can I post about this transaction on my social media page?

Yes, but only with this approved text: “Proud to be part of EigenQ and excited about what’s ahead. https://www.prnewswire.com/news-releases/eigenq-and-silicon-valley-acquisition-corp-announce-definitive-business-combination-agreement-to-create-a-publicly-traded-quantum-technology-company-302802896.html”

You may also repost EigenQ’s official announcement on LinkedIn. Please do not post anything else to remain in compliance with applicable securities laws.

12.	What about posting on EigenQ’s business more broadly?

Don’t do this. During the transaction window, the bar for what needs approval is higher than usual due to applicable securities laws. Any social content referencing our technology, customers, roadmap, or operations that goes beyond the official announcement materials needs prior written approval from Legal and Marketing & Communications before posting. This isn’t about silencing anyone. It’s about making sure nothing creates a legal problem for you or the company mid-transaction.

13.	What if the media or investors contact me?

Do not respond substantively. Again, due to securities laws, there is heightened scrutiny and anything said to a journalist or investor during a public offering process can have legal consequences, for the company and for you personally. The answer is always: “Let me connect you with the right person.” Then forward the inquiry immediately to:

Investor inquiries → ir@EigenQ.com

Media inquiries → press@EigenQ.com

About Silicon Valley Acquisition Corp.

Based in Palo Alto, CA, Silicon Valley Acquisition Corp. is a Nasdaq-listed (Nasdaq: SVAQ) special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The SVAC team includes seasoned quantum computing experts with deep technical and industry experience.

Set forth below is a LinkedIn Post published on the official webpage of EigenQ on June 17, 2026:

EigenQ
1,171 followers
6h •

+ Follow ···

🚀 A Major Milestone for EigenQ

Today, EigenQ announced a definitive Business Combination Agreement with Silicon Valley Acquisition Corp. (Nasdaq: "SVAQ"), marking an important milestone in our journey toward becoming a publicly traded company. Subject to closing and customary approvals, the combined company is expected to operate as EigenQ Inc. and trade on Nasdaq under the ticker symbol "EIGQ".
🔗 https://lnkd.in/dU-AGpE6

At EigenQ, we believe the convergence of quantum technologies, artificial intelligence, secure communications, sensing, and advanced computing will reshape the future of digital infrastructure.

Our mission is to develop and commercialize foundational technologies that help governments, enterprises, and critical infrastructure organizations prepare for a more secure, intelligent, and quantum-enabled future.

Today, our initial focus is on one of the most urgent technology challenges of our time: helping organizations prepare for the transition to post-quantum security. As quantum threats emerge and regulatory frameworks such as CNSA 2.0 and NIST guidance accelerate modernization efforts, the need for trusted, hardware-rooted, quantum-resilient infrastructure continues to grow.

This transaction is expected to accelerate our ability to scale commercialization, expand strategic partnerships, and continue investing across our broader technology portfolio, including:
🔐 Quantum Security
🤖 Quantum AI
🌐 Quantum Communications
📡 Quantum Sensing
⚛️ Quantum Computing

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, EIGENQ intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of SVAQ and a preliminary prospectus of EIGENQ, and after the Registration Statement is declared effective by the SEC, SVAQ will mail the definitive proxy statement/prospectus relating to the proposed business combination to its shareholders as of a record date to be established for voting at the extraordinary general meeting of its shareholders (the “Extraordinary General Meeting”). The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the proposed business combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SVAQ and EIGENQ may also file other documents with the SEC regarding the proposed business combination. SVAQ’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about SVAQ, EIGENQ and the proposed business combination. Shareholders may obtain copies of the Registration Statement, including the preliminary or definitive proxy statement/prospectus contained therein, and the other documents filed or that will be filed by SVAQ and EIGENQ with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable non-U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based upon current estimates and assumptions that, while considered reasonable by EIGENQ and its management, and SVAQ and its management, as the case may be, are inherently uncertain. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the successful consummation and potential benefits of the proposed business combination and expectations related to its terms and timing; the stock exchanges on which the securities of the combined company are expected to trade; proceeds from the business combination and related PIPE; funds received by the combined company from SVAQ’s trust account and redemptions by SVAQ’s public shareholders; the Company’s ability to commercialize its hardware and software; the expectation that the Company is building the sovereign infrastructure that allows quantum ecosystems to grow; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and SVAQ

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, which faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s concentration of revenue in contracts with government or state-funded entities; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of SVAQ could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or SVAQ; failure to realize the anticipated benefits of the proposed transaction; the ability of EIGENQ or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in SVAQ’s and the Company’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, SVAQ or the combined company resulting from the proposed business combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and SVAQ’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and SVAQ may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. An investment in SVAQ is not an investment in any of SVAQ’s founders’ or sponsors past investments, companies, or affiliated funds. The historical results of those investments are not indicative of future performance of SVAQ, which may differ materially from the performance of SVAQ’s founders’ or sponsors past investments.

Participants in the Solicitation

SVAQ, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from SVAQ’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SVAQ’s shareholders in connection with the proposed transaction will be set forth in the Registration Statement, including the proxy statement/prospectus contained therein, when it is filed with the SEC. You can find more information about SVAQ’s directors and executive officers in SVAQ’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025 and in the subsequent Quarterly Reports on Form 10-Q filed by SVAQ with the SEC. Shareholders, potential investors, and other interested persons should read the Registration Statement, including the proxy statement/prospectus contained therein, carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction, including any European Economic Area member state or the United Kingdom. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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